May 7, 2024

United States Securities

 and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Claudia Rios

Re: Sky Quarry Inc.

Amendment No. 3 to Offering Statement on Form 1-A

File No. 024-12373

Dear Ms. Rios:

The following responses are being provided on behalf of Sky Quarry Inc. (the “Company”) in response to your comment letter dated April 8, 2024, regarding the above-listed Offering Statement on Form 1-A (the “Offering Statement”). For your convenience, we have summarized the Staff’s comments in bold and italics followed by our response. Defined terms used but not otherwise defined herein have the meanings given to those terms in the Offering Statement.

Concurrently with the submission of this response letter, the Company has filed an Amendment No. 4 to the Offering Statement reflecting changes thereto in response to your comments.

Amendment No. 3 to Offering Statement on Form 1-A

Cover Page, Page II-1

1. We note the new references to common stock underlying "Investor Warrants" from the offering which terminated by its terms in 2023. In addition, we note the suggestion in your letter of response that these newly added 4,852,224 shares of common stock underlie the Investor Warrants which "will have been exchanged for an identical warrant except for a thirty (30) day period of time during which the exercise price will be $4.50 instead of $7.50." Insofar as this suggests that the exchange has not yet taken place, please explain in necessary detail when this exchange took place and how these securities and their terms correlate to the securities which were part of the terminated offering. In that regard, we note that the terms of the terminated offering included shares of common stock issuable upon the exercise of warrants at an exercise price of $2.50 per warrant share.

U.S. Securities and Exchange Commission

May 7, 2024

Re: Sky Quarry Inc.

File No. 024-12373

The exchange has not yet taken place, but we anticipate that the exchange will have taken place at the time of qualification of this Offering Statement, and so the disclosure has been drafted to discuss the exchange in the past-tense. We further note that the reverse stock split took effect on April 9, 2024, and so all references to the reverse split have been adjusted to reflect it in the past-tense as well. All stockholder numbers, that were previously estimates, have been updated to reflect actual numbers after the split (to accommodate rounding up fractional shares to the next whole share). The reference to a $7.50 exercise price on the Investor Warrants reflects the old exercise price of $2.50, multiplied by 3 to reflect the reverse stock split.

General

2.Please update your financial statements, and related disclosure, as required by paragraph (c) to Part F/S of Form 1-A.

The audited financials for the years ended December 31, 2023 and 2022 have been included and replace the previously provided unaudited financial statements as of June 30, 2023.

Thank you for your time and attention to this matter.

Sincerely,

/s/ Brian A. Lebrecht

Clyde Snow & Sessions, PC